06004651

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-53419 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westrock Advisors, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue 9TH Floor
(No. and Street)

New York (City) NY (State) 10169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Martino (212) 922-1995
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rossello, Joseph A.
(Name – *if individual, state last, first, middle name*)

4250 Sunrise Highway, Suite 207 Massapequa, NY 11758
(Address) (City) (State) (Zip Code)

PROCESSED
MAY 04 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH. D.C. 203

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Greg Martino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westrock Advisors, Inc., as of December 31, 200, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

X [signature]
Signature

President
Title

Sworn before me this 23rd day of February 2006

Michelle Vales
Notary Public State of New York
No. 01VA6113490
Qualified in Kings County
Commission Expires August 2, 20 08

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# WESTROCK ADVISORS, INC.

## FINANCIAL STATEMENTS AND

## SUPPLEMENTARY INFORMATION

## DECEMBER 31, 2005

# WESTROCK ADVISORS, INC.

## CONTENTS

*J.R. Financial Services, Inc.*

Joseph Rossello, CPA

4250 Sunrise Highway, Suite 207
Massapequa, New York, 11758
PHONE (516) 798-8262

**Board of Directors**
**Westrock Advisors, Inc.**
**New York, New York**

**I have audited the accompanying statement of financial condition of Westrock Advisors, Inc. as of December 31, 2005, and the related statements of operations, changes in ownership equity, changes in liabilities subordinated to claims of general creditors, computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provision under Rule 15c3-3, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.**

**I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.**

**In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Westrock Advisors, Inc. as of December 31, 2005, and the results of operations, changes in ownership equity, and cash flows for the year then ended in conformity with generally accepted accounting principles.**

**My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The reconciliation between the audited and unaudited statements of financial condition on page 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.**

**JOSEPH A. ROSSELLO, CPA**

**Massapequa, New York**
**February 23, 2006**

## BALANCE SHEET

# WESTROCK ADVISORS, INC.
# STATEMENT OF FINANCIAL CONDITION
# DECEMBER 31, 2005

## ASSETS

| | Allowable | Non – Allowable | Total |
|---|---|---|---|
| Cash and cash equivalents | $ 182,931 | $ -0- | $ 182,931 |
| Due from clearing broker | 582,960 | -0- | 582,960 |
| Investments | 704,618 | 196,001 | 900,619 |
| Furniture and fixtures (net of accumulated depreciation of $109,125) | -0- | 34,101 | 34,101 |
| Other assets and advances | -0- | 1,041,544 | 1,041,544 |
| Total Assets | $1,470,509 | $1,271,646 | $ 2,742,155 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | Allowable | Non – Allowable | Total |
|---|---|---|---|
| Bank loans payable | $ 68,103 | $ -0- | $ 68,103 |
| Short securities | -0- | 7,361 | 7,361 |
| Accounts payable and accrued expenses | 451,798 | -0- | 451,798 |
| Total Liabilities | $ 519,901 | $ 7,361 | $ 527,262 |
| Stockholders' Equity | | | |
| Common stock-voting 2,500,000 shares authorized 1,895,749 share issued and outstanding | | | $ 450 |
| Paid-in capital | | | 3,756,445 |
| Accumulated Deficit | | | ( 1,485,450) |
| | | | 2,271,445 |
| Less: treasury stock | | | ( 56,552) |
| Total Stockholders' Equity | | | 2,214,893 |
| Total Liabilities and Stockholders' Equity | | | $ 2,742,155 |

The accompanying notes are an integral parts of these statements.

# WESTROCK ADVISORS, INC.
# COMPUTATION OF NET CAPITAL UNDER
# S.E.C. RULE 15c3-1
# AT DECEMBER 31, 2005

| | | |
|---|---|---|
| **Credit factors:** | | |
| **Capital stock** | | **$ 450** |
| **Paid-in capital** | | **3,756,445** |
| **Treasury stock** | | **( 56,552)** |
| **Accumulated deficit** | | **( 1,485,450)** |
| **Total Credit Factors** | | **2,214,893** |
| **Debit factors:** | | |
| **Investments** | **196,001** | |
| **Fixed assets** | **34,101** | |
| **Other assets & advances** | **1,041,544** | |
| **Total Debit Factors** | | **1,276,646** |
| **Net Capital Before Haircuts** | | **943,247** |
| **Less: Undue concentration** | | **35,223** |
| **Haircuts** | | **110,304** |
| | | **797,720** |
| **Less: Minimum net capital requirements (Rule 15c3-1)** | | **50,000** |
| **Excess Net Capital** | | **$ 747,720** |

**Capital Ratio:**

| | | | |
|---|---|---|---|
| **Aggregate Indebtedness** | **$ 519,901** | **=** | **.65 To 1** |
| **Net Capital** | **797,720** | | |

**The accompanying notes are an integral part of these statements.**

# WESTROCK ADVISORS, INC.
# STATEMENT OF OPERATIONS
# FOR THE YEAR ENDED DECEMBER 31, 2005

| | |
|---|---|
| **Income:** | |
| Commission income | $ 10,454,115 |
| Dividend & Interest Income | 189,074 |
| Realized gains | 12,932 |
| Other Income | 72,697 |
| Income From Operations | 10,728,818 |
| **Expenses:** | |
| Advertising | 1,184 |
| Auto expense | 65,310 |
| Bad debts | 5,260 |
| Bank charges | 52,477 |
| Claim settlements | 73,131 |
| Clearing & execution | 889,451 |
| Cold caller costs | 206,018 |
| Commissions | 5,610,655 |
| Contributions | 6,505 |
| Depreciation & amortization | 7,584 |
| Employee benefits | 39,101 |
| Equipment rental | 11,933 |
| Fees & Subscriptions | 207,363 |
| Insurance | 254,505 |
| Interest expense | 4,082 |
| Legal & Professional | 368,542 |
| Office & sundry expense | 123,393 |
| Officer's salary | 304,742 |
| Office Salaries | 660,072 |
| Outside services | 812,129 |
| Payroll taxes | 233,170 |
| Postage & delivery | 133,016 |
| Rent | 703,378 |
| Telephone & Utilities | 211,078 |
| Travel & Entertainment | 437,653 |
| Total Operating Expenses | 11,421,732 |
| Net Loss Before taxes | ( 692,914) |
| Provision for Income Taxes | 4,487 |
| Net Loss | ($ 697,401) |

The accompanying notes are an integral part of these statements.

# WESTROCK ADVISORS, INC.
## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
## FOR THE YEAR ENDED
## DECEMBER 31, 2005

| | Common Stock | Treasury Stock | Paid-in Capital | Accumulated Deficit | Total Stockholders' Equity |
|---|---|---|---|---|---|
| Balance – 1/1/2005 | $ 450 | ($ 56,552) | $ 2,589,460 | ($ 788,049) | $ 1,745,309 |
| Additional capital | -0- | -0- | 1,166,985 | -0- | 1,166,985 |
| Net Loss | -0- | -0- | -0- | ( 697,401) | ( 697,401) |
| | 450 | ( 56,552) | 3,756,445 | (1,485,450) | 2,214,893 |
| Less: Distributions | -0- | -0- | -0- | -0- | -0- |
| Balance – 12/31/2005 | $ 450 | ($ 56,552) | $3,756,445 | ($1,485,450) | $ 2,214,893 |

The accompanying notes are an integral part of these statements.

# WESTROCK ADVISORS, INC.
# STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
# FOR THE YEAR ENDED DECEMBER 31, 2005

**NONE**

**The accompanying notes are an integral part of these statements.**

WESTROCK ADVISORS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND
EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2005

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

**The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC rule 15c3-3. All customer transactions were cleared through another broker-dealer on a fully disclosed basis.**

## INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

**The Company has complied with the exemptive requirements of SEC rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2005.**

See the accompanying Independent Auditor's Report.

# WESTROCK ADVISORS, INC.
# STATEMENT OF CASH FLOWS
# FOR THE YEAR ENDED
# DECEMBER 31, 2005

| | |
|---|---|
| **Cash Flows From Operating Activities:** | |
| **Net Loss** | **($ 697,401)** |
| **Adjustments To Reconcile Net (Loss) to Net Used In Operating Activities:** | |
| **Depreciation** | 7,584 |
| **Changes in assets (increase) decrease:** | |
| **Accounts receivable** | ( 61,685) |
| **Investments** | 167,150 |
| **Prepaid expenses & other assets** | ( 632,336) |
| **Changes in liabilities increase (decrease):** | |
| **Accounts payable** | ( 25,067) |
| **Total Adjustments** | ( 544,354) |
| **Net Cash Used in Operating Activities** | ( 1,241,755) |
| **Capital Contribution** | 1,166,985 |
| **Increase in long-term debt** | 45,109 |
| **Purchase on fixed assets** | ( -0-) |
| **Distributions** | ( -0-) |
| **Net Decrease in Cash** | ( 29,661) |
| **Cash, Beginning of Period** | 212,592 |
| **Cash, End of Period** | $ 182,931 |

**See accompanying notes to financial statements.**

# WESTROCK ADVISORS, INC.
# NOTES TO FINANCIAL STATEMENTS
# (SEE INDEPENDENT AUDITOR'S REPORT)

**Note 1 - Summary of Significant Accounting Policies**

**Business Activity**

**Westrock Advisors, Inc. conducts business as a broker-dealer in securities and is registered with the Securities and Exchange Commission (SEC) pursuant to Rule 15c 3-3 (k) (2) (b) which provides that all the funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer.**

**Basis of Accounting**

**The Company reports its activity on the accrual basis of accounting. Under this method customers security transactions are recorded on the settlement date with related commission income and expenses recorded on the trade date. Security transactions of the Company are recorded on the trade date basis. Expenses are recorded when incurred.**

**Market (Fair) Value**

**Marketable securities are valued at their current market value. Securities not readily marketable are valued at their fair value as determined by the Board of Directors. The resulting difference between cost and market (fair value) is included in income in the period incurred.**

**Property and Equipment**

**Property and equipment is stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.**

**Use of Estimates**

**The Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.**

**Note 2 - Capital Stock**

**The Company is authorized to issue 2.5 million shares of common stock with a par value of $.01 per share. As of December 31, 2005 there were 1,895,749 shares issued and outstanding.**

**Note 3 - Net Capital Requirements**

**The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c 3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 – 1). At December 31, 2005, the Company had net capital of $797,720, which was $747,720 in excess of its required net capital of $50,000. The capital ratio was .65 To 1.**

**Note 4 - Income Taxes**

**The stockholders of the Company have elected to have the Company treated as an "S" Corporation for federal & state tax purposes. As such, any profits or losses flow through to the individual shareholders and are reported on their individual income tax returns based on their pro-rated share of the Company's stock. The tax provision represents NYS surcharges and NYC general corporation tax.**

**Note 5 - Commitment**

**The Company leases various office facilities under non-cancelable operating leases requiring minimum rentals as follows:**

**Years Ending Decemner 31:**

| | |
|---|---|
| 2006 | $ 928,379 |
| 2007 | 969,247 |
| 2008 | 1,012,002 |
| 2009 | 1,056,740 |
| 2010 | 1,103,554 |
| | $ 5,069,922 |

**Note 5 - Commitments, (cont'd).**

**In addition, the lease provides for escalation clauses for increases in real estate taxes, building maintenance and electric usage.**

**Rent expense charged to operations for the year ended December 31, 2005 amounted to $703,378.**

**Note 6 - Contingiencies**

**In the normal course of business, the Company may be a party to various litigation and regulatory matters. As of December 31, 2005 there were no legal proceeding pending against the Company.**

# WESTROCK ADVISORS, INC.
# NET CAPITAL COMPUTATION RECONCILIATION
# AT DECEMBER 31, 2005

| | |
|---|---|
| **NET CAPITAL PER FOCUS REPORT** | **$ 921,322** |
| **Deduct: Additional expense accrual** | **( 122,602)** |
| **NET CAPITAL PER NET CAPITAL COMPUTATION** | **$ 797,720** |

## SUPPLEMENTARY INFORMATION

*J.R. Financial Services, Inc.*
Joseph Rossello, CPA
4250 Sunrise Highway, Suite 207
Massapequa, New York, 11758
PHONE (516) 798-8262
FAX (516) 798-1082

## Report on Internal Control

**Board of Directors**
**Westrock Advisors, Inc.**
**New York, NY**

**In planning and performing my audit of the financial statements of Westrock Advisors, Inc. for the twelve months ended December 31, 2005, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my audit procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.**

**Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Westrock Advisors, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3(k)(2)(b). I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) or in complying with the requirements for prompt payment for securities under Section 8 of regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.**

**The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets, for which the Company has responsibility, are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.**

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of the changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design, or, operation of the specific internal control structure elements does not reduce, to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Joseph A Rossello
JR Financial Services, Inc.
Massapequa, NY
February 23, 2006